# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ART TECHNOLOGY ACQUISITION CORP., CIK 0002086545
CUSIP: G0579E103
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania (PA), 19104
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001080171

## Reporting persons
- Aristeia Capital, L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,435,717; shared voting power 0; sole dispositive power 1,435,717; shared dispositive power 0; aggregate amount beneficially owned 1,435,717 (5.5% of the class)

## Item 1. Issuer
Name of issuer: ART TECHNOLOGY ACQUISITION CORP.
Address of issuer's principal executive offices: 2929 Arch Street, Suite 1703, Philadelphia, PA 19104

## Item 2. Person Filing
Name of person filing: Aristeia Capital, L.L.C.
Address of principal business office or, if none, residence: One Greenwich Plaza, Suite 300, Greenwich, CT 06830
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
1,435,717

The Reporting Person may be deemed the beneficial owner of 1,435,717 Class A ordinary shares, which is approximately 5.50% of the outstanding shares. This percentage was determined by dividing 1,435,717 by 26,125,000, which is the number of shares outstanding as of March 13, 2026, as reported in the Issuer's 10-K filed with the SEC on March 17, 2026.
Percent of class: 5.50%
Sole power to vote or to direct the vote: 1,435,717
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,435,717
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Aristeia Capital, L.L.C.: /s/ Andrew B. David, Andrew B. David / Chief Operating Officer, Aristeia Capital, L.L.C. (05/14/2026)